UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: February 2, 2010
(Date of earliest event reported)

Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055

_____

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814**
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On February 2, 2010, Timberline Resources Corporation (the "Company") issued a press release entitled "Timberline Advances Underground at Its Butte Highlands Gold Project" A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

   (d) Exhibits

Exhibit No.	Description
99.1*	Press Release of Timberline Resources Corporation dated February 2, 2010.

    * - Furnished to, not filed with, the Commission pursuant to Item 7.01 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

By: /s/ Randal Hardy

Randal Hardy
Chief Executive Officer, Chief Financial Officer
and Director

Date: February 2, 2010

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated February 2, 2010.



Exhibit 99.1

PRESS RELEASE

Timberline RESOURCES CORPORATION

Timberline Advances Underground at Its Butte Highlands Gold Project

February 2, 2010 – Coeur d'Alene, Idaho – **Timberline Resources Corporation (NYSE Amex: TLR)** ("Timberline") is pleased to announce that site facilities are complete and advancement of the underground ramp to be used for development and mining has begun at its Butte Highlands Gold Project near Butte, Montana.

Site improvements have included finishing maintenance shops for the underground equipment and office buildings, installing the necessary infrastructure and equipment, constructing and lining sediment ponds, and completing a Land Application Discharge (LAD) site for discharging clarified mine water. In addition, the final hydrology drill hole has been completed for the modeling of the subsurface waters in our resource area, and earthworks surrounding the portal site have been completed. The underground ramp is now being advanced and is being supported by shotcrete and steel reinforcements.

Randal Hardy, Timberline's CEO, said, "This is an exciting time for Timberline and our shareholders as we see tangible progress toward near-term gold production at Butte Highlands. Significant developments have been carried out by the SMD team on site during the last few months, leading to the initial advancement of the underground ramp. In addition to the physical transformations at the site, modeling of the existing underground workings and engineering of our new underground workings are substantially complete. These plans are being generated jointly by Timberline and SMD personnel and will be incorporated into our mining plan, which will be part of the application for our operating permit. We anticipate that we will be submitting the application for our operating permit within the next few weeks and will continue with the advancement of the ramp, underground drilling, and extraction of a bulk sample of mineralized material while the permit application is being processed."

Timberline's joint venture partner is funding all of the surface and underground development costs through to production at the Butte Highlands Gold Project. Once the initial development costs have been paid back to Timberline's joint venture partner out of the proceeds from gold production, project income will be split fifty-fifty between Timberline and its partner.

Updated photo galleries from the Butte Highlands Gold Project may be viewed on the Timberline web site at www.timberline-resources.com.

Timberline Resources Corporation is a diversified gold company comprised of three complementary business units: an underground mine with upcoming gold production, exploration, and drilling services. Its unique, vertically-integrated business model provides investors exposure to gold production, the "blue sky" potential of exploration, and the "picks and shovels" aspect of the mining industry. Timberline has contract core drilling subsidiaries in the western United States and Mexico and an exploration division focused on district-scale gold projects with the potential for near-term, low-cost development. The Company has formed a 50/50 joint venture with Highland Mining, LLC, an affiliate of Small Mine Development, LLC, at its Butte Highlands Gold Project where development commenced in 2009. Timberline is listed on the NYSE Amex and trades under the symbol "TLR".

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties, including but not limited to the Company's 50/50 joint venture with Highland Mining LLC, the development and production of the Company's Butte Highlands project, and the Company's expected operations. When used herein, the words "anticipate," "believe," "estimate," "upcoming," "plan," "intend" and "expect" and similar expressions, as they relate to Timberline Resources Corporation, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these

forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's Annual Report on Form 10-K for the year ended September 30, 2009. Except as required by Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

Contact Information:
Randal Hardy, CEO
Phone: 208.664.4859